Exhibit (a)(1)(xviii)

VOLUNTARY CONDITIONAL CASH OFFER

by

Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)

a wholly-owned subsidiary of

Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)

for

STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)

Financial adviser to Singapore Technologies Semiconductors Pte Ltd

Goldman Sachs (Singapore) Pte.
(Incorporated in Singapore)
(Co. Reg. No.: 198602165W)

Cautionary Note: This announcement does not constitute an offer to purchase any securities. The Offer (as defined herein) is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to, inter alia, all holders of Ordinary Shares and ADSs (as defined herein), subject to compliance with applicable laws. Holders of Ordinary Shares and ADSs are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com and the website of the SEC at www.sec.com.

Dear Shareholder of STATS ChipPAC Ltd.,

Goldman Sachs (Singapore) Pte. refers to the Offer to Purchase dated 16 March 2007 (the “Offer to Purchase”) issued by Singapore Technologies Semiconductors Pte Ltd (the “Offeror”), containing the terms of the voluntary conditional cash offer (the “Offer”) by the Offeror for, inter alia, all issued ordinary shares (“Ordinary Shares”) in the share capital of STATS ChipPAC Ltd. (“STATS ChipPAC”) and American Depositary Shares (“ADSs”) of STATS ChipPAC, each of which represents ten Ordinary Shares. Unless otherwise defined herein, all terms and references used in this announcement are defined or construed in the Offer to Purchase.

Please be reminded that the Offer will close at 3.30 p.m. Singapore time, 3.30 a.m. New York City time on Friday, 13 April 2007, or such later date(s) as may be announced from time to time by or on behalf of the Offeror (the “Closing Date”). As a practical matter, acceptances of ADSs will have to be received by the Tender Agent in New York by the close of business on 12 April 2007.

In relation to the Offer, we would like to draw your attention to the following:

1.	Offer Price. The Offeror is offering to purchase the following securities based on a two-tier structure as follows:

(a)	S$1.75 in cash per Ordinary Share; and

(b)	S$17.50 in cash per ADS.

However, in the event that the Offeror acquires or agrees to acquire such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as at the date of the Offer to Purchase which are acquired or agreed to be acquired by it) during the period from (and including) the date of the Offer to Purchase up to (and including) the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) that reaches or exceeds the 90% Threshold, the Offer Price will be raised to the Higher Offer Price as follows:

(i)	S$1.88 in cash per Ordinary Share; and

(ii)	S$18.80 in cash per ADS.

In addition, the Offeror will pay the Higher Offer Price in the event that it acquires or agrees to acquire such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by its related corporations or their respective nominees as at the date of the Offer to Purchase which are acquired or agreed to be acquired by it) during the period from (and including) the date of the Offer to Purchase up to (and including) a date prior to the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which results or would result in the Offeror holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by STATS ChipPAC as treasury shares) which are equal to or more than the 90% Fully Diluted Threshold, provided, however, that the earliest date on which the Offer Price may be raised to the Higher Offer Price is the first closing date of the Offer.

2.	Offeree Circular. The Independent Committee consisting of the independent directors of STATS ChipPAC has released its recommendation on the Offer. This is contained in the circular to shareholders of STATS ChipPAC dated 30 March 2007 (the “Offeree Circular”). The advice of Morgan Stanley Dean Witter Asia (Singapore) Pte, the financial adviser to the Independent Committee, is also set out in the Offeree Circular. You are advised to read the Offeree Circular.

3.	Procedures for Acceptance. Holders of Ordinary Shares and/or ADSs who wish to accept the Offer should complete and return the relevant Acceptance Form(s), which had been earlier sent to you together with the Offer to Purchase, prior to the Closing Date. The procedures for accepting the Offer are set out in the Acceptance Form(s) and in the Offer to Purchase.

4.	Request for Offer Documents.

For shareholders whose Ordinary Shares are or will be deposited with CDP	For shareholders whose Ordinary Shares are not deposited with CDP	For holders of ADSs
The Central Depository (Pte) Limited 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807	M & C Services Private Limited 138 Robinson Road #17-00 The Corporate Office Singapore 068906	MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 United States of America (Tel No.: +1 800 322-2885)

5.	Others. Persons who have bought Ordinary Shares using their Central Provident Fund (“CPF”) account and through a CPF agent bank or through a finance company or a depository agent (the “Relevant Holders”) can only accept the Offer through their CPF agent bank, finance company or depository agent, as the case may be. The Relevant Holders will be receiving acceptance details and information separately from their CPF agent bank, finance company or depository agent and should also note that the deadline for them to communicate their acceptance of the Offer to their CPF agent bank, finance company or depository agent could be earlier than the Closing Date.

Questions and requests for assistance may be directed to the Financial Adviser in Singapore at 1800 889-2638 (within Singapore)/+65 6889-2638 (from overseas) (9 a.m. – 6 p.m. Singapore time) or the Information Agent in the United States at +1 800 322-2885 (toll free within the United States, 9 a.m. – 9 p.m. New York City time).

Yours faithfully,
Goldman Sachs (Singapore) Pte.

For and on behalf of
Singapore Technologies Semiconductors Pte Ltd

2 April 2007

The directors of the Offeror (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC, its subsidiaries and associated companies), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

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